Exhibit 99.2
In connection with the bid process followed by the Satyam Computer Services Limited (the “Company”) to select a strategic investor, the Company had provided to selected bidders, including Venturbay Consultants Private Limited (the “Acquirer”) and Tech Mahindra Limited (the “Person Acting in Concert” or “PAC”), access to certain non-public information to facilitate price discovery as the publicly available information about the Company was tainted.
In accordance with the Securities and Exchange Board of India’s (the “SEBI”) in-principle approval dated March 3, 2009, such information was provided to selected bidders subject to execution of: (i) a non-disclosure and non-solicitation agreement which, among other things, required bidders to keep confidential all information received from the Company during the bid process and to not solicit employees or clients of the Company based on such information, and (ii) a standstill agreement which, among other things, required bidders to not deal in the securities of the Company until six (6) months from the date of the public announcement of the public offer (the “Public Offer”) under the SEBI’s (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Regulations”).
We understand that certain antifraud rules and regulations of the United States’ Securities and Exchange Commission apply in connection with the Public Offer, including Section 14(e) of the Securities and Exchange Act of 1934 as well as Rule 10b-5 promulgated under that act. In general, it is unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer. In the context of selected bidders, including the Acquirer and the PAC, having been provided information on the Company, it is possible that such information may be deemed to be material, in which case it may be unlawful for the Acquirer and PAC to undertake the Public Offer without first publicly disclosing this information. It is for this reason, in abundance of caution and in the interest of having the fullest compliance with laws that the Acquirer and the PAC intend to disclose certain information, as provided to selected bidders, including the Acquirer and the PAC (“Information”) in their letter of offer.
As a matter of good corporate governance and in the interest of full disclosure, the Company also deems it fit to disclose the Information publicly at this time. Accordingly, the Information is being provided herewith.
The Information was not prepared with a view toward public disclosure or compliance with the Company’s listing agreement with stock exchanges, the published guidelines of the Securities and Exchange Board of India or the U.S. Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants. This information is not necessarily in compliance with either Indian generally accepted accounting principles or United States generally accepted accounting principles.
The Information has been prepared by the Company with data collected using the Company’s internal management information systems (“Internal MIS”), which may not be adequate and books of accounts, making certain management estimations, assumptions and approximations. However, in light of Price Waterhouse’s statement to Company on January 13, 2009 and the resignation letter of B. Ramalinga Raju, the former Chairman of the board of directors of Company, Price Waterhouse’s audit reports and opinions in relation to Company’s financial statements from the quarter ended June 30, 2000 until the quarter ended September 30, 2008 should no longer be relied upon and, therefore, there are no audit reports for Company from the quarter ended June 30, 2000 onwards. Accordingly, the Information is not reliable.
Further, the Information has not been audited, reviewed or examined by an independent auditor or otherwise verified. There can be no assurance that any such Information is accurate, and the actual (final and/or audited) results may be materially higher or lower than projected.
None of the Company, its affiliates, advisors or representatives are making any representations or warranties, express or implied, as to the accuracy or completeness of the Information, or as to the reasonableness of any assumptions on which such Information may be based, and neither the Company, its affiliates, advisors or representatives will have any liability with respect to any use or reliance upon any of such Information. In addition, none of the Company, its affiliates, advisors or representatives undertakes any obligation to update or otherwise reconcile or revise this Information to reflect circumstances after the date this Information was generated or provided to selected bidders or to reflect the occurrence of future events that may result in the Information being in error.
The Information is being disclosed only because it was made available by the Company to selected bidders, including the Acquirer and PAC. The disclosure of the Information shall not be deemed to be any acknowledgement or admission by the Company as to the materiality or relevance of any of this Information..
Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this section from Indian rupee amounts into United States dollars at the rate of Rs. 50 per US$1.00

1.	Satyam Computer Services Limited (stand alone) profit and loss account for quarter ended December 31, 2008
Draft and unaudited

		Rs. In Crores
		Quarter Ended December
Sl. No.	Particulars	31, 2008
1	Income from services
	— Exports	2194.00
	— Domestic	100.00
	Total	2294.00
2	Other income	(88.00)
3	Total income	2,206.00
4	Personnel expenses	1509.00
5	Operating and Administration expenses	421.00
6	Total expenditure	1930.00
7	Profit before interest, depreciation/amortization and taxation (PBIDT)	276.00
8	PBIDT margin	12.51%
9	Operating profit (PBIDT without other income)	364.00
10	Operating profit margin	15.87%
11	Financial expenses	8.00
12	Depreciation/amortization	66.00
13	Profit before taxation [7-(11+12)]	202.00
14	Provision for taxation	21.00
15	Profit after taxation (PAT)	181.00

Notes:

1.	Revenue taken is sales for the quarter invoiced and unbilled.

2.	In the absence of identified Provision for Doubtful Debts we have provided same amount as was provided in the quarter ended September 30, 2008 for quarter ended December 31, 2008.

3.	Other Income includes realized as well as unrealized forex gain/loss. Gain/Loss pertaining to inflated assets/liabilities (Refer Confession statement of former Chairman) has not been eliminated pending completion of forensic audit activities and restatement of accounts.

4.	Conversion for US$ to Rs. is based on prevailing conversion rate on the transaction date.

Schedules forming part of the Profit and Loss Account for the Quarter Ended December 31, 2008

		Quarter Ended December 31, 2008
12.	Other Income
	Interest on deposits — Gross	—
	Interest on advances — Gross
	Income From Investments — Subsi	5.00
	Profit on sale of current investments — Trade	—
	Gain / (Loss) on exchange fluctuations	(94.00)
	Profit on sale of long term investments	—
	Provision no longer required written back	—
	Miscellaneous income	1.00

		(88.00)
13.	Personnel Expenses
	Salaries and bonus	1,362.00
	Contribution to provident and other funds	127.00
	Staff welfare expenses	2.00
	Employee stock compensation expense	18.00
		1,509.00 *
	* includes bench cost of Rs. 120 cr
14.	Operating and Administration Expenses
	Rent	57.00
	Rates and taxes	2.00
	Insurance	3.00
	Traveling and conveyance	99.00
	Communication	31.00
	Printing and stationery	1.00
	Power and fuel	15.00
	Advertising	—
	Marketing expenses	23.00

		Quarter Ended December 31, 2008
	Repairs and maintenance
	— Buildings	1.00
	— Machinery	11.00
	— Others	13.00
	Security services	2.00
	Legal and professional charges	108.00
	Provision for doubtful debts and advances	21.00
	Doubtful Advances Written off
	Loss on sale of Fixed Assets (net)	1.00
	Fringe Benefit Tax-India

	Directors’ sitting fees	—
	Auditors’ remuneration	—
	Donations and contributions	—
	Subscriptions	3.00
	Training and development	1.00
	Research and development	—
	Software charges	10.00
	Managerial remuneration
	— Salaries	1.00
	— Commission	1.00
	— Contribution to P.F.	—
	— Others	—
	Visa charges	9.00
	Miscellaneous expenses	8.00
		421.00

15.	Financial Expenses
	Other finance charges	8.00

2.	Satyam Computer Services Limited (stand alone) profit and loss account for the month ended January 31, 2009

P&L January, 2009	Draft and unaudited

		Rs. In Crores
		Month ended January 31,
Sl.No.	Particulars	2009
1	Income from services
	— Exports	661.00
	— Domestic	20.00
	Total	681.00
2	Other income	(34.00)
3	Total income	647.00
4	Personnel expenses	504.00
5	Operating and administration expenses	116.00
6	Total expenditure	620.00
7	Profit before interest, depreciation/amortization and taxation (PBIDT)	27.00
8	PBIDT margin	4.17%
9	Operating profit (PBIDT without other income)	61.00
10	Operating profit margin	8.96%
11	Financial expenses	2.00
12	Depreciation/amortization	21.00
13	Profit before taxation [7-(11+12)]	4.00
14	Provision for taxation
15	Profit after taxation (PAT)	4.00

Notes:

1.	Revenue taken is sales for the month invoiced and unbilled.

2.	In the absence of identified Provision for Doubtful Debts we have provided prorate amount as was provided in Sep 08 quarter prorate.

3.	Mark to market loss for January 2009 and February 2009 is provided on estimation basis.

4.	Provision for income taxes will be made on quarterly basis, and hence not provided in Jan and Feb P&L.

5.	Depreciation is normally accounted on quarterly basis. However depreciation for Jan 09 & Feb 09 is computed and provided.

6.	Other Income includes realized as well as unrealized forex gain/loss. Gain/Loss pertaining to inflated assets/liabilities (Refer Confession statement of former Chairman) has not been eliminated pending completion of forensic audit activities and restatement of accounts.

Schedules forming part of the Profit and Loss Account

		Month ended January 31, 2009
12.	Other Income
	Interest on deposits — Gross	—
	Interest on advances — Gross	—
	Income From Investments — Subsi
	Profit on sale of current investments — Trade	—
	Gain / (Loss) on exchange fluctuations	(34.00)
	Profit on sale of long term investments	—
	Provision no longer required written back	—
	Miscellaneous income	—
		(34.00)
13.	Personnel Expenses
	Salaries and bonus	457.00
	Contribution to provident and other funds	46.00
	Staff welfare expenses	1.00
	Employee stock compensation expense	—
		504.00
	* includes bench cost of Rs. 42 cr

14.	Operating and Administration Expenses
	Rent	16.00
	Rates and taxes	1.00
	Insurance	1.00
	Traveling and conveyance	22.00
	Communication	6.00
	Printing and stationery	—
	Power and fuel	3.00
	Advertising	1.00
	Marketing expenses	3.00
	Repairs and maintenance
	— Buildings	—
	— Machinery	6.00
	— Others	5.00
	Security services	2.00
	Legal and professional charges	34.00
	Provision for doubtful debts and advances	7.00
	Doubtful Advances Written off
	Loss on sale of Fixed Assets (net)	—
	Fringe Benefit Tax-India

	Directors’ sitting fees	—
	Auditors’ remuneration	—
	Donations and contributions	—
	Subscriptions	—
	Training and development	1.00
	Research and development	—
	Software charges	4.00
	Managerial remuneration
	— Salaries	—
	— Commission	—
	— Contribution to P.F.	—
	— Others	—
	Visa charges	2.00
	Miscellaneous expenses	2.00
		116.00

3.	Satyam Computer Services Limited (stand alone) profit and loss account for the month ended February 28, 2009

P&L February, 2009	Draft & unaudited

		Rs. In Crores
		The month ended
Sl. No.	Particulars	February 28, 2009
1	Income from services
	— Exports	654.00
	— Domestic	22.00
	Total	676.00
2	Other income	(39.00)
3	Total income	637.00
4	Personnel expenses	456.00
5	Operating and administration expenses	102.00
6	Total expenditure	558.00
7	Profit before interest, depreciation/amortization and taxation (PBIDT)	79.00
8	PBIDT margin	12.40%
9	Operating profit (PBIDT without other income)	118.00
10	Operating profit margin	17.46%
11	Financial expenses	4.00
12	Depreciation/amortization	21.00
13	Profit before taxation [7-(11+12)]	54.00
14	Provision for taxation	2.00
15	Profit after taxation (PAT)	52.00

Notes:

1.	Revenue taken is sales for the month invoiced and unbilled.

2.	In the absence of identified Provision for Doubtful Debts we have provided prorate amount as was provided in Sep 08 quarter prorate.

3.	Mark to market loss for Jan 09 & Feb 09 is provided on estimation basis.

4.	Provision for income taxes will be made on quarterly basis, and hence not provided in Jan and Feb P&L.

5.	Depreciation is normally accounted on quarterly basis. However depreciation for Jan 09 & Feb 09 is computed and provided.

6.	Other Income includes realized as well as unrealized forex gain/loss. Gain/Loss pertaining to inflated assets/liabilities (Refer Confession statement of former Chairman) has not been eliminated pending completion of forensic audit activities and restatement of accounts.

Schedules forming part of the Profit and Loss Account for the month ended February 28, 2009

12.	Other Income	—
	Interest on deposits — Gross	—
	Interest on advances — Gross	—
	Income From Investments— Subsi	—
	Profit on sale of current investments — Trade	—
	Gain / (Loss) on exchange fluctuations	(39.00)
	Profit on sale of long term investments
	Provision no longer required written back
	Miscellaneous income
		(39.00)
13.	Personnel Expenses
	Salaries and bonus	420.00
	Contribution to provident and other funds	35.00
	Staff welfare expenses	1.00
	Employee stock compensation expense	—
		456.00
14.
	Operating and Administration Expenses
	Rent	19.00
	Rates and taxes	1.00
	Insurance	1.00
	Travelling and conveyance	14.00
	Communication	5.00
	Printing and stationery	—
	Power and fuel	4.00
	Advertising	—
	Marketing expenses	1.00
	Repairs and maintenance	—
	— Buildings	—
	— Machinery	2.00
	— Others	5.00
	Security services	1.00
	Legal and professional charges	32.00
	Provision for doubtful debts and advances	7.00
	Doubtful Advances Written off	—
	Loss on sale of Fixed Assets (net)	—
	Fringe Benefit Tax-India	—
	Directors’ sitting fees	—
	Auditors’ remuneration	—
	Donations and contributions	—
	Subscriptions	1.00
	Training and development	—
	Research and development	—
	Software charges	5.00
	Managerial remuneration	—
	— Salaries	—
	— Commission	—
	— Contribution to P.F.	—
	— Others	—
	Visa charges	2.00
	Miscellaneous expenses	2.00
		102.00

4.	Satyam Computer Services Limited (consolidated incl. subsidiaries) profit and loss account for quarter ended December 31, 2008
Consolidated Profit and Loss Account for Quarter Ending December 31, 2008- DRAFT AND UNAUDITED

	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08
				Satyam			Satyam	Satyam					Satyam
				Computer			Computer	Computer	Nitor				Venture
	Satyam		Satyam	Services		Knowledge	Services	Services	Global	Bridge	C&S	S&V	Engg
	Computer	SATYAM	Technology	(Shanghai)		Dynamics	(Egypt)	(Nanjing)	Solutions	Strategy	Systems	Management	Services	Memo	JV	IC
	Services Ltd	BPO Ltd	Inc.	Co. Ltd.	CitiSoft PLC	Pte. Ltd	SAE	Co. Ltd	Ltd.	Group LLC	(CA Satyam)	Consultants	Ltd.	Entries	Elimination	Elim	Total
SATYAM Shareholding		100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	50%
Income Services
External	2,192.17	32.29	13.36	16.03	14.74	—	0.85	1.47	0.64	19.10	—	—	6.22	—	—	—	2,296.88
Internal	1.88	—	—	0.76	0.91	—	0.14		0.14	8.93	—	—	5.28	—	(5.28)	(12.76)	—
Export	2,194.05	32.29	13.36	16.79	15.65	—	1.00	1.47	0.78	28.04	—	—	11.50	—	(5.28)	(12.76)	2,296.88
External	99.96	0.11	—	—	—	—	—	—	—	—	1.12	16.42	(0.06)	—	—	—	117.55
Internal	—	21.22	—	—	—	—	—		—	—	—	—	0.17	—	(0.17)	(21.22)	—
Domestic	99.96	21.33	—	—	—	—	—	—	—	—	1.12	16.42	0.10	—	(0.17)	(21.22)	117.55
	2,294.01	53.62	13.36	16.79	15.65	—	1.00	1.47	0.78	28.04	1.12	16.42	11.60	—	(5.45)	(33.98)	2,414.43
Total External Sales	2,292.13	32.40	13.36	16.03	14.74	—	0.85	1.47	0.64	19.10	1.12	16.42	6.15	—	—	—	2,414.43
Total Internal Sales	1.88	21.22	—	0.76	0.91	—	0.14	—	0.14	8.93	—	—	5.45	—	(5.45)	(33.98)	—
Other Income	(88.23)	1.86	0.00	(0.01)	1.52	—	(0.05)	(0.01)	0.02	0.00	0.16	0.88	1.03	0.33	—	(4.72)	(87.22)
	2,205.78	55.48	13.36	16.78	17.17	—	0.95	1.46	0.79	28.04	1.29	17.30	12.63	0.33	(5.45)	(38.69)	2,327.21
Expenditure
Personnel Expenses	1,508.31	36.35	13.28	14.69	16.03	—	1.65	3.95	0.46	28.98	0.72	12.04	8.03	(0.40)	(5.45)	(24.14)	1,614.52
Cost of Software and Hardware sold	—	—	—	—	—	—	—	—	—	—	0.63	—	—	—	—	—	0.63
Operating and Administration Expenses	421.10	16.48	0.17	4.34	2.60	0.08	0.43	1.03	0.10	1.14	0.63	1.04	3.21	0.88	—	(9.84)	443.39
Financial Expenses	8.35	6.28	—	—	0.01	—	—	—	—	0.10	0.00	0.04	0.02	—	—	—	14.79
Depreciation and Amortization	65.87	5.71	—	0.36	0.10	—	0.11	0.59	0.00	0.36	0.01	0.37	0.45	—	—	—	73.94
Miscellaneous Expenditure Written Off	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	2,003.63	64.83	13.45	19.39	18.73	0.08	2.20	5.57	0.56	30.59	1.99	13.49	11.71	0.48	(5.45)	(33.98)	2,147.27
Profit Before Taxation and Minority Interest	202.14	(9.34)	(0.09)	(2.61)	(1.56)	(0.08)	(1.25)	(4.11)	0.23	(2.55)	(0.70)	3.81	0.92	(0.16)	—	(4.72)	179.94
Provision for Taxation — Current	25.00	0.02	(0.68)	—	0.56	—	—	—	—	(0.86)	—	—	—	—	—	—	24.03
—Fringe Benefit	4.50	0.20	—	—	—	—	—	—	—	—	0.00	—	0.02	—	—	—	4.72
—Deferred	(8.61)	—	—	—	(1.39)	—	—	—	0.00	(0.02)	—	—	—	—	—	—	(10.03)
—Earlier Year	—	—	—	—	—	—	—	—	—	—	—	1.17	—	—	—	—	1.17
Profit After Taxation and Before Minority Interest	181.25	(9.56)	0.59	(2.61)	(0.72)	(0.08)	1.25	(4.11)	0.23	(1.67)	(0.71)	2.64	0.90	(0.16)	—	(4.72)	160.05
Profit After Taxation, and Minority Interest	181.25	(9.56)	0.59	(2.61)	(0.72)	(0.08)	(1.25)	(4.11)	0.23	(1.67)	(0.71)	2.64	0.90	(0.16)	—	(4.72)	160.05

Note:

1.	Effect of withdrawal of AS 11 is not considered

2.	Other income includes realized as well as unrealized forex gain/loss. In case of SCSL, gain or loss pertaining to inflated assets/liabilities (ref: confession statement of former chairman) has not been eliminated pending completion of forensic audit activities and restatement of accounts.

3.	Source: Management internal MIS and books of accounts

4.	Revenue taken is sales for the quarter invoiced and unbilled

5.	In the absence of identified Provision for Doubtful Debts we have provided same amount as was provided in Sep 08 quarter for quarter ending Dec 08.

6.	Conversion for US$ to Rs. is based on prevailing conversion rate on the transaction date for SCSL and based on quarter averages for subsidiaries.

Schedules forming part of the Consolidated Profit and Loss Account for Quarter ending December 31, 2008, DRAFT AND UNAUDITED

	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08	Dec-08
				Satyam			Satyam	Satyam					Satyam
				Computer			Computer	Computer	Nitor	Bridge	C&S		Venture
	Satyam		Satyam	Services		Knowledge	Services	Services	Global	Strategy	Systems	S&V	Engg
	Computer	SATYAM	Technology	(Shanghai)	CITISOFT	Dynamics	(Egypt)	(Nanjing)	Solutions	Group	(CA	Management	Services	Memo	JV	IC
	Services Ltd	BPO Ltd	Inc	Co. Ltd	PLC	Pte Ltd	SAE	Co. Ltd.	Ltd	LLC	Satyam)	Consultants	Ltd.	entries	Elim	Ohm	Total
13.Other Income
Interest on Deposits — Gross	—	(0.03)	0.00	0.01	0.02	—	—	0.00	0.02	0.00	0.16	—	—	—	—	—	0.18
Dividends from Current Investments — Trade	4.72	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4.72)	—
Gain/(Loss) on exchange fluctuations (net)	(93.62)	1.86	—	(0.01)	1.57	—	(0.05)	(0.02)	—	—	—	(0.01)	1.02	0.33	—	—	(88.92)
Provision no longer required written back			—														—
Miscellaneous Income	0.67	0.01	(—)	0.00	(0.07)	—	—	—	0.00	—	—	0.89	0.01	—	—	—	1.52
	(88.23)	1.88	0.00	(0.01)	1.52	—	(0.05)	(0.01)	0.02	0.00	0.16	0.88	1.03	0.33	—	(4.72)	(87.22)
14. Personnel Expenses														—
Salaries and Bonus	1,362.17	34.04	13.15	14.63	11.04	—	1.52	3.93	0.46	28.80	0.65	11.53	7.89	(0.40)	(5.45)	(24.14)	1,459.83
Contribution to Provident and other funds	126.63	1.66	0.13	—	0.35	—	0.12	—	—	—	0.05	0.02	0.12	—	—	—	129.07
Staff welfare expenses	2.05	0.66	—	0.06	4.63	—	0.01	0.02	—	0.19	0.02	0.49	0.02	—	—	—	8.13
Employee stock compensation expense	17.47	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	17.47
	1,508.31	36.35	13.28	14.69	16.03	—	1.65	3.95	0.46	28.98	0.72	12.04	8.03	(0.40)	(5.45)	(24.14)	1614.50
15. Cost of software and hardware sold
Opening inventory	—	—	—	—	—	—	—	—	—	—	0.05	—	—	—	—	—	0.05
Add: Purchases (net of returns)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Add: Pursuant to acquisition of balance interest in joint venture	—	—	—	—	—	—	—	—	—	—	0.63	—	—	—	—	—	0.63
Less: Closing inventory	—	—	—	—	—	—	—	—	—	—	0.05	—	—	—	—	—	0.05
	—	—	—	—	—	—	—	—	—	—	0.63	—	—	—	—	—	0.63
16. Operating and Administration Expenses
Rent	57.19	3.72	0.00	0.48	0.37	—	0.03	0.07	—	0.67	0.44	0.61	0.19	—	—	—	63.75
Rates and taxes	2.13	0.02	—	0.85	0.08	—	0.01	0.06	—	—	0.00	—	0.00	—	—	—	3.15
Fringe Benefit Tax — India	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Insurance	3.08	0.18	—	0.00	0.04	—	—	0.00	—	0.00	0.01	0.08	—	—	—	—	3.40
Travelling and conveyance	99.16	4.44	0.05	1.81	0.79	—	0.09	0.14	—	(3.93)	0.04	1.02	0.73	0.00	—	—	104.35
Communication	30.81	2.42	0.00	0.29	0.10	—	0.07	0.25	0.02	0.35	0.01	0.12	0.04	(0.06)	—	—	34.45
Printing and stationery	1.14	0.84	0.00	0.02	0.03	—	0.00	0.03	—	0.01	0.00	0.08	0.02	—	—	—	2.16
Power and fuel	15.33	0.11	—	0.08	—	—	—	0.06	—	—	0.02	0.07	0.07	—	—	—	15.74
Advertisement	0.34	0.01	—	—	0.26	—	—	—	—	—	—	0.08	—	—	—	—	0.68
Marketing expenses	22.78	—	—	0.22	0.17	—	0.00	0.00	—	1.62	—	0.00	1.09	—	—	—	25.89
Repairs and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
— Buildings	0.74	—	—	—	0.00	—	0.01	—	—	—	—	—	—	—	—	—	0.75
—Machinery	11.02	1.32	—	—	—	—	0.03	—	—	—	0.01	—	0.61	—	—	—	12.98
—Others	13.55	(0.11)	—	0.01	0.02	—	—	0.00	0.00	0.49	0.01	(1.32)	—	—	—	—	12.65
Security services	1.84	—	—	0.04	—	—	—	0.05	—	—	0.00	—	—	—	—	—	1.94
Legal and professional charges	108.33	1.75	0.07	0.23	0.41	0.00	0.07	0.14	0.07	0.00	0.05	0.06	0.17	0.94	—	(9.84)	102.46
Provision for doubtful debts and advances	21.22	—	—	—	0.02	—	—	—	—	—	—	—	—	—	—	—	21.24
Doubtful Advances Written off	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loss on sale of Fixed assets (net)	0.75	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.75
Directors’ sitting fees	0.02	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.02
Auditors’ remuneration	0.09	0.02	0.03	0.07	0.02	—	0.07	—	—	—	0.01	—	0.02	—	—	—	0.33
Donations and contributions	0.13	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.13
Subscriptions	2.79	—	—	0.00	(0.01)	—	—	0.00	—	0.08	—	0.02	—	—	—	—	2.88
Training and development	0.87	(0.10)	—	0.00	0.09	—	—	(0.02)	—	—	—	0.01	0.09	—	—	—	0.93
Research and development	(0.19)	—	—	—	—	—	—	—	—	0.14	—	—	—	—	—	—	(0.05)
Software charges	9.90	1.09	—	0.01	0.15	—	—	0.00	—	—	—	—	0.10	—	—	—	11.26
Managerial Remuneration	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
— Salaries	0.76	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.97
—Commission	0.71	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.71
— Contribution to P.F.	0.01	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.01
—Others	0.16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.16
Visa charges	8.74	—	—	0.03				0.00					0.02				8.80
Miscellaneous expenses	7.72	0.78	0.02	0.19	0.06	0.08	0.05	0.22	0.00	1.70	0.03	0.01	0.07	—	—	—	10.93
	421.10	16.48	0.17	4.34	2.60	0.08	0.43	1.03	0.10	1.14	0.63	1.04	3.21	0.88	—	(9.84)	443.42
17. Financial Expenses
Interest on packing credit	—	0.11	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.11
Interest on External commercial Borrowings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest on working capital loans	—	4.27	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4.27
Interest on term loans	—	1.89	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1.89
Other finance charges	8.35	0.01	—	—	0.01	—	—	—	—	0.10	0.00	0.04	0.02	—	—	—	8.51
	8.35	6.28	—	—	0.01	—	—	—	—	0.10	0.00	0.04	0.02	—	—	—	14.78

5.	Satyam Computer Services Limited’s subsidiaries profit and loss account for the month ended January 31, 2009

		Satyam
Profit and Loss Account	Nitor Global	Computer	Satyam Computer	Satyam Computer	S&V	C&S	Satyam
for the month of January	Solutions	Services (Egypt)	services (Sanghai)	Services (Nanjing)	Management	System (CA	BPO
2009— Draft and Unaudited	Ltd	S.A.E	Co. Ltd.	Co. Ltd.	Consultants	Satyam)	Limited
Satyam shareholding %	100%	100%	100%	100%	100%	100%	100%
Income
Services
— Exports	0.14	0.65	4.70	0.18	5.26	0.10	10.75
— Domestic							3.00
Other Income	—	(0.01)	(0.00)	0.00	—	0.06	(8.35)
	0.14	0.65	4.69	0.18	5.26	0.16	5.39

Expenditure
Personnel Expenses	0.09	0.64	4.54	1.25	3.21	0.49	9.91
Cost of Software and Hardware Sold
Operating and Administration Expenses	0.02	0.10	1.02	0.37	1.11	—	4.42
Financial Expenses	—	—	—	—	—	—	2.46
Depreciation and Amortization	0.00	0.04	0.10	0.11	—	—	1.78
	0.11	0.78	5.67	1.72	4.32	0.49	18.57

Profit before taxation	0.03	(0.13)	(0.97)	(1.55)	0.94	(0.33)	(13.17)

Notes:

1.	Revenue taken is sales for the month invoiced and unbilled.

2.	In the absence of identified Provision for Doubtful Debts we have provided prorate amount as was provided in Sep 08 quarter prorate.

3.	Mark to market loss for Jan 09 & Feb 09 is provided on estimation basis.

4.	Provision for income taxes will be made on quarterly basis, and hence not provided in Jan and Feb P&L.

5.	Depreciation is normally accounted on quarterly basis. However depreciation for Jan 09 & Feb 09 is computed and provided.

6.	Other Income includes realized as well as unrealized forex gain/loss. Gain/Loss pertaining to inflated assets/liabilities (Refer Confession statement of former Chairman) has not been eliminated pending completion of forensic audit activities and restatement of accounts.

6.	Satyam Computer Services Limited subsidiaries profit and loss account for the month ended February 28, 2009

			Satyam	Satyam
Profit and Loss		Satyam	Computer	Computer
Account for the month		Computer	services	Services			Satyam
of Feb’09—Draft and	Nitor Global	Services (Egypt)	(Sanghai) Co.	(Nanjing) Co.	S&V Management	C&S System	BPO
Unaudited	Solutions Ltd	S.A.E	Ltd.	Ltd.	Consultants	(CA Satyam)	Limited
Satyam shareholding %	100%	100%	100%	100%	100%	100%	100%
Income
Services
— Exports	0.10	0.69	4.27	0.30	5.38	0.12	10.17
— Domestic							2.40
Other Income	—	(0.00)	(0.00)	(0.01)	—	0.06	2.63
	0.10	0.69	4.27	0.28	5.38	0.17	15.20

Expenditure
Personnel Expenses	0.07	0.85	4.65	1.19	2.94		9.50
Cost of Software and Hardware Sold
Operating and Administration Expenses	0.02	0.09	1.26	0.31	1.05	—	3.92
Financial Expenses	—	—	—	—	—	—	2.37
Depreciation and Amortization	0.00	0.04	0.10	0.10	—	—	1.55
	0.09	0.98	6.01	1.61	3.99	0.49	17.34

Profit before taxation	0.01	(0.30)	(1.74)	(1.33)	1.39	(0.32)	(2.15)

Notes:

1.	Revenue taken is sales for the month invoiced and unbilled.

2.	In the absence of identified Provision for Doubtful Debts we have provided prorate amount as was provided in Sep 08 quarter prorate.

3.	Mark to market loss for Jan 09 & Feb 09 is provided on estimation basis.

4.	Provision for income taxes will be made on quarterly basis, and hence not provided in Jan and Feb P&L.

5.	Depreciation is normally accounted on quarterly basis. However depreciation for Jan 09 & Feb 09 is computed and provided.

6.	Other Income includes realized as well as unrealized forex gain/loss. Gain/Loss pertaining to inflated assets/liabilities (Refer Confession statement of former Chairman) has not been eliminated pending completion of forensic audit activities and restatement of accounts.

7.	A. Cash flow numbers for Satyam Computer Services Limited (stand-alone) for months of January (beginning January 9), February and March 2009

	Jan*	Feb	Mar	Grand total
Balance	143	300	482	143
Collections	736	636	692	2,064
Loans	—	300	69	369
Payments	579	754	870	2,203
Surplus/deficit	157	182	(109)	230
Closing Balance	300	482	373	373
Rs. In Crores

*	January 9 — January 31st
B.	Bank loan information for Satyam Computer Services Limited (stand-alone) for months of January, February and March 2009

				Rs. In Crores
	Existing
	Loans as of	New Loans		Repaid Loans
	January [1],	January-	Total	(January-	Balance outstanding (as
	2009	March	Loans	March)	of March 31, 2009)
Fund based
Citibank	200	—	200	100	100
(Export Packing Credit — US$ Loan)
IDBI Bank	—	150	150	—	150
Bank of Baroda	—	150	150	—	150
HDFC Bank		69	69	—	69
	200	369	569	100	469
Corporate guarantee for Satyam BPO
BNP Paribas	225	—	225	56	169
Non fund based (Bank Guarantees)
Citibank	80		80		80
Bank of Baroda	2		2		2
BNP Paribas	95	7	102		102
	177	7	184	—	184
Foreign Exchange Exposure
Forward / Option contracts outstanding as of March 31, 2009 was about US$164 million and the estimated marked to market losses will be Rs. 110 Crores; marked to market losses paid out in January to March 2009 is Rs. 148 Crores.

Note:	The undrawn loan is Rs. 316 Crores. [IDBI Bank Rs. 150 Crores; Bank of Baroda Rs. 150 Crores and HDFC Rs. 16 Crores.]
C.	Cash outlays information for Satyam Computer Services Limited (stand-alone) for months of January (beginning January 9), February and March 2009

				Rs. In Crores
	Cash Outlays	January	February	March
S. no	Operating cash outlays	2009*	2009	2009	Total
		9th to 31st	1st to 28th	1st to 31st
1	Employment related
	Salaries	331.01	308.16	387.29	1,026.46
	Medical Insurance	40.60	24.70	25.87	91.17
	Statutory compliance	35.67	125.40	90.48	251.55
2	Sub contractors	26.30	53.55	24.11	103.95
3	Rent and utilities	7.28	31.47	29.84	68.59
4	Travel and Forex	2.81	40.72	51.12	94.65
5	Other insurance	2.68	1.09	2.42	6.19
6	Other Operating expenses	13.33	45.19	90.67	149.19
7	Subsidiary (operating expenses)	22.88	9.58	12.15	44.61
A	Total — Operating Cash outlays	482.56	639.85	713.95	1,836.36
Non Operating Cash outlays
(i)	Capital expenditures	—	8.53	44.01	52.54
(ii)	Marked to Market losses on account of foreign exchange contracts settled	47.03	81.86	18.92	147.81
(iii)	Repayment of loans	49.50	4.91	49.45	103.86
(iv)	Deposits and margin money for Bank Guarantees	—	6.67	2.16	8.83
(v)	Other non operative expenses	—	12.39	41.55	53.94
B	Total — Non operating cash outlays	96.53	114.35	156.09	366.98

(A+B)	TOTAL CASH OUTLAYS	579.09	754.21	870.04	2,203.34

Note:	The Loan to Satyam BPO Limited, the Company’s wholly-owned subsidiary (“Satyam BPO”), has been re-classified under non- operating expenses.

8.	Accounts receivable and collections information for Satyam Computer Services Limited (stand-alone) as of February 28, 2009

Accounts Receivable as of 28
February 2009	Rs in Crores
February invoicing*	690
Not Due**	101
Due in March 2009	533
Total Not due	1,324
0 - 30 dpd***	67
31 - 60 dpd	114
61 - 90 dpd	52
91 - 120 dpd	62
121 - 150 dpd	34
151 - 180 dpd	38
180+ dpd	222
Total — Overdue	587
Grand total	1,911

*	February 2009 invoicing in progress as on February 2, 2009.

**	Invoiced but due after March 2009.

***	“dpd” — days past due date.

	Monthly Collection
	US$ in Million	Rs. In Crores
Apr/08	136	680
May/08	125	624
Jun/08	166	829
Jul/08	183	916
Aug/08	169	846
Sep/08	155	775
Oct/08	187	937
Nov/08	156	782
Dec/08	190	952
Jan/09	183	913
Feb/09	134	671
Average Collection per month	162	811

Monthly Collections by Receivables Buckets
		Against	Against
Amount in US$	Against 31st	Jan’09	Feb’09	Unapplied
Millions	Dec’08 O/S	Invoices	Invoices	Collections	GRAND TOTAL
Collection January ‘09	170	6	0	6	183
Collection February ‘09	75	25	7	27	134
Collection March ’09 (until 12th)	15	18	8	11	52
Grand Total	260	49	15	45	369

Amount in Rs. Crores
Collection January ‘09	851	28	2	32	913
Collection February ‘09	376	127	35	133	671
Collection March ‘09 (until 12th)	73	90	40	57	260
Grand Total	1,299	245	77	223	1,844

9.	The Company’s total bank balances as on March 31, 2009, were Rs. 373 Crores or US$74.6 million. Out of the sanctioned loan limits, as on March 31, 2009 the Company had availed of loans worth Rs. 469 Crores or US$93.8 million and undrawn fund based limit of loan worth Rs. 316 Crores or US$63.2 million. In addition, the non fund -based limits availed as on March 31, 2009 stood at Rs. 184 Crores or US$36.8 million. Further as on March 31, 2009 the outstanding loan of Satyam BPO stood at Rs. 169 Crores or US$33.8 million.

10.	Commitment and contingencies as on March 31, 2009

Commitment and Contingencies as on 31st March 09	Amount
Bank Guarantees	183.88
Contracts pending execution on capital accounts, net of advances	347.53
Claims against the Company not acknowledged as debts (Income tax and Sales tax matters under dispute)	149.23
Contingent consideration payable in respect of acquired subsidiary companies	40.78
Corporate Guarantee	239.31
Forwards and Option Contracts outstanding	837.56
Foreign Currency Exposure that is not Hedged by a derivative instrument or otherwise	—
Total	1,798.29

11.	Current liabilities as on February 28, 2009

				Rs. In Crores
	Category of Current			Immediately	Considered not
S. no.	Liabilities	As on 28.02.09	Description	payable	immediately payable
1.	Salaries Payable	(234.88)	Consists of part of salary payable for employees in US region, incentive payable, staggered remuneration provision — based on company’s policy of staggered bonus payments.	(234.88)
2.	Provisions	(315.67)	Provisions for expenses like rents, telephone expenses, sub-contractors, electricity etc	(315.67)
3.	Stale Cheques and Advance from Associates	(4.66)	Stale cheques are ones which have been issued 6 months back	(1.99)	(2.67)
4.	Sales Commission payable	(17.43)	Amount provided in 2005 = Rs. 11 Crores. This needs be reviewed	(6.43)	(11.00)
5.	Sundry Creditors Capex	(329.81)	Finance Lease payable over 5-6 years	(206.95)	(122.86)
			Unpaid capex for creditors which needs to be reduced from Advances also. Advance payment entry passed but not paid yet.	63.00	(63.00)
6.	Sundry Creditor Opex	(190.61)	Unpaid Opex for Creditors which needs to be reduced from Advances also	(179.61)	(11.00)
7.	Sundry Creditors Subcontractors	(27.97)		(27.97)
8.	Sundry Creditors Subs & JV	(26.87)	This includes payable to Satyam Europe of 19.38 Crores, not considered immediately payable	(7.49)	(19.38)
9.	Deferred Consideration for Bridge Investment	(41.88)	Deferred Consideration of US$8 Million payable in Aug 09 to Bridge (Sellers)	(1.40)	(40.48)
10.	Forward Contract Premium Accrued	(269.90)	Mark to market losses considered separately	—	(269.90)
11.	Advances from Customers	(1.41)		(1.41)
12.	Un-earned Revenue	(408.06)	Advance invoices raised for work completed but accrual not yet done	—	(408.06)
13.	Unclaimed Dividend	(77.70)	This is un-presented dividend cheques. Cash is available in the bank dividend account for the same and hence this shall not be considered for cash projection	—	(77.70)
14.	Statutory Liabilities	(112.37)	Service Tax Payable 11.92 Crores will be adjusted against input credit	(100.45)	(11.92)
15.	Negative Bank Balances	(54.84)	This is on account of mark to market losses being debited by HDFC and HSBC Bank	—	(54.84)
	Total	(2,114.06)		(1,021.25)	(1,092.81)

Salaries Payable	Rs. Cr
LTA and medical provision	8
Staggered incentive provision	30
Unpaid variable compensation for Q2	3
Variable pay provision (Q3 and Jan & Feb)	41
ELTP recognition liability for Q3 08-09	8
Incentives for 07-08 and 08-09	60
USA proportionate pay period provision	33
Bonus provision	5
OT payable for on-site associates	2
Pay revisions not yet closed	4
Pending full & final settlements	40
TOTAL	234

Major provision items	Rs. Cr
sub contractors	78
Strategic consultants	27
Legal advisors & Forensic Auditors	26
Europe and APAC vendor provisions	17
Service Credit / volume discount for customers	16
Corp Services	16
Subsidiary Based	13
Bus and Cab Charges	12
Europe and APAC professional charges	12
Rent	10
USA Vendors	10
Recruitment Professional	8
Employee Insurance	6
Electricity	5
Telephones	4
Housekeeping	2
Visa Charges	2
Purchase of License	2
Circuit Charges	2
Mobile — Abroad	1
Travel Fare — Overseas	1
TOTAL	270
[covers 85% of the provisions of the total Rs.315.67 Crores]

Breakup of Sundry Creditors — CAPEX	Rs. Cr
Balance as per ledger	329
a. Finance lease payable over 5-6 years	123
b. Advance payments due	63
c. Net Sundry Creditors — Capex	143

Major Breakdown of Item c. (New Sundry Creditors — Capex) (covering 70%)
civil contractors	42
software licenses	30
Computer supply	5
Electrical contractor	5
Government Agency	5
Air conditioning	8
Design generators	4
TOTAL	99

Sundry Creditors — Opex — Major items (80% coverage)	Rs. Cr
Rent deposits and rent payable	30
Travel vendors	19
Health insurance	16
Forex vendors	14
legal consultants & professional consultants	27
Software Vendors	18
Satyam mfg technology	10
Cab vendors	4
Media consultants	4
Link	3
Visa	2
TOTAL	147

Statutory liabilities	Rs. Cr
PAYE (Pay As You Earn)	9
TDS Salaries	19
PF	14
VAT	22
General Sales Tax	10
Service Tax	14
Pension Payable	5
Wage tax	3
Social security	3
NI Payable	2
Others	11
TOTAL	112

Major Creditor Categories — Aging
Category	<30 days	31-60 days	61-90 days	91-180 days	181-365 days	>365 days	TOTAL
Sundry Creditors — Opex	26	49	51	33	15	17	191
Sundry Creditors — Capex	17	21	23	57	12	13	143
Subsidiaries & JVs	1	3	1	1	2	19	27
Sub-contractors	13	8	7	—	—	—	28
TOTAL	57	81	82	91	29	49	389

12.	Fixed assets schedule

	Rs. In Crores
	GROSS BLOCK				DEPRECIATION / AMORTISATION				NET BLOCK
	As at			As at	As at	For the	On	As at	As at	As at
DESCRIPTION	01.04.2008	Additions	Deletions	31.12.2008	01.04.2008	period	Deletions	31.12.2008	31.12.2008	31.03.2008
Land & Land Development
—Freehold*	38.24	—	—	38.24	—	—	—	—	38.24	38.24
—Leasehold	8.77	—	—	8.77	0.04	0.01	—	0.05	8.72	8.73

Buildings**	117.22	119.96	—	237.18	20.95	5.28	—	26.23	210.95	96.27

Plant and Machinery (Including Computers and Software)	1,007.54	462.53	0.37	1,469.70	832.28	107.99	0.13	940.14	529.56	175.26

Office Equipment	34.03	6.60	—	40.63	21.05	4.64	—	25.69	14.94	12.98

Furniture, Fixtures and Interiors***	226.83	221.37	—	448.20	166.65	37.20	—	203.85	244.35	60.18

Vehicles	53.90	16.54	5.10	65.34	21.07	8.62	2.89	26.80	38.54	32.83

Total	1,486.53	827.00	5.47	2,308.06	1,062.04	163.74	3.02	1,222.76	1,085.30	424.49

As at 31.1.2007	1,280.40	178.76	6.91	1,452.25	930.45	101.14	5.12	1,026.47	425.78

*	Includes Rs. 12.24 Crores (March 31, 2008-Rs.12.24 Crores ) in respect of which deed of conveyance is pending.

**	Includes Rs.67.46 Crores (March 31, 2008-Rs.38.85 Crores ) constructed on leasehold land.

***	Includes Rs. 134.14 Crores (March 31,2008- Nil) leasehold furniture, fixtures and interiors.
13.	As of March 31, 2009, the total value of the Company’s outstanding forward and option contracts was US$ 164 million and the Company’s total mark to market losses were estimated at Rs. 110 crores or US$22 million.

14.	Investment in subsidiaries as on December 31, 2008

Satyam Computer Services Limited	In Rs. Crores
Schedules annexed to and forming part of the Balance Sheet	As at 31.12.2008

5. Investments

Long term — At Cost

(i) Trade (unquoted)

Satyam Venture Engineering Services Private Limited 3,544,480 Shares of Rs. 10 each, fully paid up		3.54

Intouch Technologies Limited
833,333 Shares of 20 US cents each, fully paid-up	10.90
Less: Provision for diminution	10.90	—

Medbiquitious Services Inc.,
334,000 Shares of ‘A’ series Preferred Stock of US Dollars .001 each, fully paid up	1.57	—
Less: Provision for diminution	1.57

Avante Global LLC
577,917 class ‘A’ units representing a total value of US Dollars 540,750	2.54
Less: Provision for diminution	2.54	—

Jasdic Park Company	0.75
Less: Received on liquidation	0.26	—
Less: Provision for diminution	0.49	—

Investments in subsidiary companies		12.81

CA Satyam ASP Private Limited 14,337,990 (December 31, 2007—7,168,995 and March 31, 2008— 7,168,995) Equity Shares of Rs. 10 each, fully paid-up		12.81

Satyam Technologies Inc.
100,000 Common Stock of 1 US cent each, fully paid-up		20.22

Satyam BPO Limited (formerly known as Nipuna Services Ltd.) 33,104,319 (December 31, 2007 — 33,032,319 and March 31, 2008 — 33,104,319)		273.46

Satyam Computer Services (Shanghai) Co. Limited$$ (Additional subscription during the period)		43.87
		13.72
Satyam Computer Services (Nanjing) Co. Limited$$
		16.52
Nitor Global Solutions Limited (Refer note e (iv) of Schedule 15)(700 “A” shares of GBP1.00 each fully paid-up, 300 “B” shares of GBP1.00 each fully paid-up)

Satyam Computer Services (Egypt) S.A.E (10,500 Nominal shares of USD 100 each partly paid-up)		1.05

Citisoft Plc (Refer note e (i) of Schedule 15) 11,241,000 Ordinary Shares of 0.01 GBP each, fully paid up		114.63

Knowledge Dynamics Pte Ltd (Refer note e (ii) of Schedule 15) 10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up		19.71

Bridge Strategy Group LLC (Refer note e (v) of Schedule 15) 100 percent ownership interest		108.16

Satyam Computer Services Belgium (18,550 Nominal shares of Euro 10 each fully paid-up)		0.13

Satyam (Europe) Limited 1,000,000 Equity Shares of 1 GBP each, fully paid-up Less: Provision for losses	6.98 6.98	—

Satyam Japan KK 200 Common Stock of J Yen 50,000 each, fully paid-up Less: Provision for losses	0.42 0.42	—

Satyam Asia Pte Limited 400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up Less: Provision for losses	1.03 1.03	—

Dr. Millennium, Inc., 710,000 Common Stock of 1 US Dollar each, fully paid-up Less : Received on account of reduction of Share Capital Less: Provision for losses	3.09 2.99 0.10	— —

Vision Compass, Inc. 425,000,000 Common Stock of 1 US Cent each, fully paid-up Less : Provision for diminution	89.94 89.94	—

Satyam IdeaEdge Technologies Private Limited Less : Provision for diminution	0.01	—

ii) Non Trade (Unquoted)

National Savings Certificates, VIII Series (Lodged as security with government authorities)		—

		627.82

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

15.	Acquisition Related Disputes
Caterpillar Inc
On April 21, 2008, Satyam announced its intention to acquire the Market Research and Customer Analytics (“MR&CA”) business unit from Caterpillar Inc., a United States based company (“CAT”), including the related intellectual property, which consists of software, processes and know-how (“IP”). The acquisition was for total consideration of US$60.0 million, comprising an initial payment of US$10 million, which Satyam paid to CAT on August 6, 2008, and a US$50 million promissory note issued by Satyam in favour of CAT on August 6, 2008 (the “Promissory Note”). The transaction was consummated on August 6, 2008. As of November 14, 2008, Satyam had paid total consideration of US$20 million to CAT, consisting of its initial payment of US$10 million and payments made under the Promissory Note totaling US$10 million.
Following the January 7, 2009 resignation letter of Mr. B. Ramalinga Raju, Satyam’s former Chairman (the “Resignation Letter”), on January 15, 2009 and January 22, 2009, CAT served legal notice on Satyam notifying the company of the termination of its asset purchase agreement and transition services agreement with CAT, each dated April 21, 2008, and demanding the immediate payment of the unpaid principal balance of US$40 million due under the Promissory Note. In March 2009, the parties began negotiating to amicably resolve the outstanding issues and the settlement negotiations are at an advanced stage.
Bridge Strategy Group
On January 21, 2008, Satyam announced its intention to acquire 100% of the shares of Bridge Strategy Group LLC (“Bridge”), a Chicago based strategy and general management consulting firm, for total consideration of US$35.0 million to be paid over 2 1/2 years, comprising initial consideration, deferred non-contingent consideration and contingent consideration. The transaction was consummated on April 4, 2008. An initial payment of US$19 million was made by Satyam to the sellers on April 4, 2008. Under the terms of the share purchase agreement, the balance payments are to be paid in two stages: US$8 million in August 2009 as guaranteed payment and US$8 million in October 2010 as key executive retention payment. In July 2008, the key employees of Bridge were issued RSUs worth US$6 million.
In response to the Resignation Letter, on February 12, 2009, the sellers, who were all key executives of Bridge, served notice on Satyam claiming that they had a “Good Reason” under the share purchase agreement to leave Bridge and still retain all the rights to receive the full balance of the consideration (i.e., US$16 million). Subsequent to the Resignation Letter, the key executives have also claimed cash in lieu of their RSUs worth US$6 million.
Currently negotiations are underway to address the issues raised in the sellers’ notice and to persuade the sellers to stay with Bridge for the full retention period.
S&V Management Consultants
On April 21, 2008, Satyam announced its intention to acquire S&V Management Consultants (“S&V”), a Belgium based supply chain management consulting firm for total cash consideration of € 22.5 million comprising up-front, deferred guaranteed and deferred retention payments. The transaction was consummated on December 11, 2008. An initial payment of €11.7 million was made by Satyam on December 11, 2008 and a subsequent payment of €3 million was made by Satyam on April 30, 2009. Under the terms of the acquisition agreement, the balance payments are to be paid in two stages: €4 million in Apr 2010 and €4 million in Apr 2011.
In response to the Resignation Letter, on February 9, 2009, the sellers served notices on Satyam asking for guarantees for all future payments owed under the acquisition agreement (i.e., €11 million at that time). The sellers were also asking Satyam to pay approximately €1 million in past due payments, which were supposed to be met from S&V’s own business cash flows and reserves, but were delayed due to a delay in the collection of S&V’s receivables. Satyam is in the process of paying the €1 million in past due payments.
Venture Global
Satyam Computer Services entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, Satyam Computer Services filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of Satyam Computer Services which it successfully enforced in the United States District Court in Michigan. VGE went in Appeal against this Order by the District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. Meanwhile, on 9th April 2009, the United States Sixth Circuit Court of Appeal affirmed the Judgement and Order passed by the District Court in Michigan recognising and enforcing the Award and dismissed VGE’s plea to vacate the District Court’s order holding VGE in civil contempt. Secunderabad. Satyam believes that this will not have an adverse effect on results of operations, financial position and cash flows.

16.	Other Major Disputes
U.S. Class Action Law Suits
Following the Resignation Letter, a number of persons claiming to have purchased the Company’s securities in the previous five years filed class action lawsuits against the Company and others, including the Company’s former directors, certain former officers and, in some cases, Price Waterhouse, the Company’s former statutory auditors, in United States courts alleging violations of the antifraud provisions of the Securities Exchange Act of 1934, as amended (the “Class Actions”). The Class Actions have been consolidated in the United States District Court for the Southern District of New York (the “Court”), and are awaiting appointment of a lead plaintiff and lead plaintiff’s counsel, and then the filing of a consolidated amended complaint. The Court has convened a conference on May 7, 2009, to consider applications for lead plaintiff and lead plaintiff’s counsel. The consolidated amended complaint will likely be filed 45 days after appointment of the lead plaintiff and lead plaintiff’s counsel. The Company has not yet been required to reply to the complaints, but anticipates that, in accordance with U.S. procedures, it will vigorously defend itself.
Upaid Litigation
Upaid Systems Limited (“Upaid”) initially commenced proceedings against the Company in 2007 alleging forgery of the documents necessary for transfer of proper title to its patent under an assignment agreement entered into in 1998 pursuant to which Satyam Enterprise (a subsidiary of the Company) assigned and transferred its rights, title and interests in certain computer software to Upaid. The Company unsuccessfully challenged the jurisdiction of US courts in courts in London. Upaid amended its complaint thrice thereafter, the last being on October 16, 2008. The plaintiff has claimed an award of actual damages exceeding US$1 billion for fraud and forgery in addition to other punitive damages, fees and costs. The matter is scheduled for trial in the first week of June 2009 in United States District Court for the Eastern District of Texas, Marshall County. The Company is defending this lawsuit.

17.	Unacknowledged Claim for Rs. 1230 Crores
The Company has received letters from 37 companies requesting for confirmation of sums allegedly owed by Satyam to them. The aggregate of sums claimed to be owed is Rs. 1230 Crores. The Company has not acknowledged these claims till date. The matter is under investigation by various authorities.
18.	Directors & Officers Insurance
A Directors & Officers Liability Policy (“D&O Policy”) has been purchased by the Company to protect its directors and officers against legal costs incurred by them in defending allegations or suits brought against them for wrongful acts and any awards granted against them, including out of court settlements. The D&O Policy also protects the Company if it is exposed to a “Securities Claim” as defined under the D&O Policy. The primary policy has been issued by TATA AIG General Insurance Co. Ltd (“Tata AIG”), along with The New India Assurance Company Ltd and ICICI Lombard General Insurance Company Ltd, forming multiple layers of coverage in excess of the primary policy.
The Company has made claim notifications to TATA AIG regarding receipt of notices from several regulatory authorities and the Class Actions. The Company has also enclosed copies of letters from directors and officers of Satyam giving notice of the likelihood of potential claims against them and requesting coverage under the D&O Policy.
TATA AIG, being the insurer for the primary layer and the excess layers, while expressly reserving its rights under the D&O Policy, has taken a preliminary view and disputed the claim under the D&O Policy, subject to the Company providing additional documentation and information. The Company has replied by way of a letter wherein it has expressly reserved its rights with respect to the D&O Policy and disagreed with a number of statements and positions taken by TATA AIG. It has agreed to provide TATA AIG with all additional information that is required and the same is being prepared.
Certain independent directors of the Company have demanded indemnification for any loss and advancement of fees and expenses associated with cases and other proceedings and investigations that may be instituted against them on the basis of the indemnification agreements entered into by them with the Company. The Company has denied a request for advancement of legal costs as it is prohibited by virtue of Section 201 of the Companies Act, 1956 from indemnifying the former directors until they are adjudged not guilty in any proceedings. A clarification has been issued by the Ministry of Corporate Affairs of India stating that the Company is prohibited from advancing defence costs to its directors and officers who are named in any litigation, regulatory investigation or governmental proceeding in relation to the Company until they are acquitted or proved innocent.
19.	Attrition data
The Company refers to its employees as “associates.” Monthly associate attrition numbers for the Company (stand-alone) are as follows:

Month	Total Attrition (Number of Associates)
January 2008	546
February 2008	501
March 2008	484
April 2008	495
May 2008	455
June 2008	476
July 2008	525
August 2008	505
September 2008	750
October 2008	754
November 2008	694
December 2008	924
January 2009	746
February 2009	1602
Percentage of associate attrition for Satyam BPO for the quarter ended December 31, 2008, and the months ended January 31, 2009 and February 28, 2009 were 13.99%, 2.52% and 3.64%, respectively.

20.	As of March 28, 2009, the Company (stand alone) had 41,622 associates. Average numbers of associates for the Company (stand alone) for the three months ended December 31, 2008, and for the months ended January 31, 2009 and February 28, 2009 was 46,115, 45,049 and 44,120, respectively. As of January 17, 2009, the Company’s subsidiaries had 4,088 associates, including 2,519 associates at Satyam BPO. As of February 28, 2009, the Company’s key subsidiaries (Satyam BPO, Satyam Venture, Satyam China (includes both Satyam Shanghai Co. Ltd. and Satyam Nanjing Co. Ltd.) and Satyam Egypt had 3,828 associates, including 2,517 associates at Satyam BPO.

21.	Status of grants / options as at September 30, 2008

		ASOP — B	ASOP—ADS	RSU
		As on 30th September	As on 30th September	As on 30th September
		2008	2008	2008

1	Earmarked	58146872	3456383	13000000

2	Granted	55516499	2925425	4638406

3	Ungranted (1-2)	2630373	530958	8361594

4	Exercised	28388738	1235217	420048

5	Cancelled	14335653	478014	316077

6	Available for grant (3 + 5)	16966026	10088972	8677671

7	Options in force (2 - 4-5)	12792108	1212194	3902281

8	Potential number of shares to be issued (6+7)	29758134	2221166	12579952
22.	Business impact on Satyam Computer Services Limited (stand-alone) of Resignation Letter post January 7, 2009

•	Customer Losses as of March 26, 2009
๐	Master Services Agreements with Company Terminated / Expired: 23 customers accounting for US$70 million in quarter ended December 31, 2008 billings (US$61 million of this was from 4 customers).

๐	Master Services Agreements with Company Intact / Complete Withdrawal of Business: 19 customers accounting for US$22 million in quarter ended December 31, 2008 billings (US$14 million of this was from 2 customers).

๐	Master Services Agreements with Company Intact / Partial Withdrawal of Business: 24 customers withdrew purchase orders of value of US$91 million spread over the next 12 months.
•	Customer Wins as of March 26, 2009
๐	The Company had received new business orders from 215 mostly existing customers with contract values totaling US$380 million.